GREAT BASIN GOLD LTD.

Registered Office
1500 Royal Centre,
1055 West Georgia Street,
P.O. Box 11117,
Vancouver, British Columbia, V6E 4N7

and

Management Office
Ground Floor, 138 West Street
Sandton, South Africa, 2146
Telephone: +27-11-301 1800 Fax: +27-11-301 1840

MANAGEMENT INFORMATION CIRCULAR
as at May 5, 2011 (except as otherwise indicated)

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Great Basin Gold Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders (“Shareholders”) to be held on June 7, 2011 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Management Information Circular, references to “Great Basin”, "the Company", "we" and "our" refer to Great Basin Gold Ltd. "Common Shares" means Common Shares in the capital of the Company. "Beneficial Shareholders" means Shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we will reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the election of any directors not nominated in a proxy circular,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, other than the election of any directors not nominated in a proxy circular, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who choose to submit a proxy may use one of the following methods:

(a)

complete, date and sign the enclosed form of proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

log on to Computershare’s internet website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number.

Registered Shareholders must ensure their proxy is submitted and received by Computershare at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In Canada the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders: Objecting Beneficial Owners (“OBOs”) object to their name being disclosed to the issuer of securities they own; and Non-Objecting Beneficial Owners (“NOBOs”) do not object to the issuer of the securities they own knowing who they are.

The Company is taking advantage of NI 54-101 provisions permitting it to deliver proxy-related material directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

The security holder material is being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow their intermediary’s instructions carefully to ensure their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Shares at the Meeting and that person may be you. To exercise this right, insert the name of your desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the Common Shares to be represented at the Meeting and the appointment of any Beneficial Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted, or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. (“Computershare”) by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the "Board") of the Company has fixed April 26, 2011 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares. As of the Record Date, there were a total of 454,447,609 Common Shares without par value issued and outstanding, each carrying the right to one vote. No groups of Shareholders have the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company as at April 26, 2011.

The following documents filed with the securities commissions or similar regulatory authority of all Provinces and Territories in Canada are specifically incorporated by reference into, and form an integral part of, this Management Information Circular:

  Annual Information Form filed for the fiscal year ended December 31, 2010; and

  The Company’s audited annual financial statements for the fiscal year ended December 31, 2010, report of the auditor thereon and related management discussion and analysis.

A copy of these documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from Bernhard Zinkhofer, the Corporate Secretary of the Company, at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, tel: 604-691-7483 or fax: 604-644-9461. These documents are also available via the internet at www.sedar.com.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2010, with related management discussion and analysis thereof and the report of the auditor will be placed before the Meeting.

VOTES NECESSARY TO ELECT DIRECTORS AND TO PASS RESOLUTIONS

With respect to the election of directors, there are ten director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the ten nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority vote policy described below, the ten nominees receiving the highest number of votes are elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be elected.

A simple majority of affirmative votes cast at the Meeting is required to pass the other resolutions described herein.

Majority Votes Policy

In 2009 the Board adopted a policy stipulating that if the votes “for” election of a director nominee at a Shareholders’ meeting are fewer than the number “withhold” votes, the nominee should submit his or her resignation promptly after the Meeting for the consideration of the nominating and governance committee. The nominating and governance committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any nominating and governance committee deliberations on the resignation offer. This policy does not apply in circumstances involving contested director elections.

The quorum for the transaction of business at a meeting of Shareholders is: two persons present personally or represented by proxy, who, in the aggregate, hold at least 331/3% of the issued and outstanding Common Shares entitled to be voted at the meeting.

ELECTION OF DIRECTORS

As of May 5, 2011 there are 11 directors on the Board. David Elliott will not stand for re-election and, as a result, ten directors will be elected to the Board at the Meeting. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected at the Meeting will hold office until conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected.

Summary of Director Biographical Information and Security Holdings

The following table sets out the names of management’s ten nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 5, 2011.

Name of Nominee, Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares, Options and Warrants Beneficially Owned or Controlled(1)(2)
Patrick R. COOKE Director Gauteng, South Africa	Since May 2006	425,252 Shares 480,000 Options
T. Barry COUGHLAN Director British Columbia, Canada	Since February 1998	20,000 Shares 570,000 Options
Anu DHIR Director Ontario, Canada	Since May 2011	Nil Shares Nil Options
Ferdinand DIPPENAAR President, Chief Executive Officer and Director Gauteng, South Africa	Since December 2005	322,000 Shares 2,924,800 Options
Wayne KIRK Director Washington, United States	Since July 2004	40,000 Shares 510,000 Options
Philip KOTZE Director Gauteng, South Africa	Since May 2011	Nil Shares Nil Options
Joshua C. NGOMA Director Gauteng, South Africa	Since July 2009	Nil Shares 300,000 Options
Octavia M. MATLOA Director Gauteng, South Africa	Since May 2011	Nil Shares Nil Options
Gert J. ROBBERTZE Director Gauteng, South Africa	Since March 2010	Nil Shares 200,000 Options
Ronald W. THIESSEN Chairman of the Board and Director British Columbia, Canada	Since October 1993	368,531Shares 745,000 Options

Notes:

(1)	The 2011 annual option allotments to directors were granted on March 11, 2011. See Statement of Executive Compensation below.

(2)

As of May 5, 2011, the total security holdings beneficially owned by the then current directors and Named Executive Officers, directly or indirectly, or over which they exercised control or direction was 1,175,783 Common Shares of the Company (0.026% of the issued and outstanding Common Shares).

BIOGRAPHICAL INFORMATION

The following information as to principal occupation, business or employment, is not within the knowledge of the Company’s management and has been furnished by the respective nominees.

PATRICK R. COOKE, B. Comm. (Wits), CA (SA) – Director

Patrick Cooke is a native of South Africa and received his chartered accountant designation in South Africa in 1981. As a Chartered Accountant he worked as a management consultant with one of the large accounting companies as well as working for a merchant bank. Mr. Cooke was responsible for listing two companies on the main board of the Johannesburg Stock Exchange and was the Financial Director of a third JSE listed company. His industry experience is wide, having been involved in mineral resource information technology, wholesale fast moving consumer goods, financial services and professional services companies. He was appointed a non-executive director of Sallies Limited, a producer and marketer of acid grade fluorspar, the bulk of which is exported to produce hydrofluoric acid, in October 2009 and, with effect from February 1, 2010, was appointed Financial Director and Chief Operating Officer and, with effect from 8 February 2011, was appointed Acting Chief Executive Officer of Sallies Ltd.

Mr. Cooke is, or was within the past financial year, and to the date of this Management Information Circular, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	April 2006	Present
Sallies Ltd.(1)	Director	October 2009	Present
	Financial Director and COO	February 2010	Present
	Acting CEO	February 2011	Present

Note:

(1)	JSE Ltd.

T. BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who over the past 24 years has been involved in the acquisition and financing of publicly traded mining companies. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company, which has developed resource projects in Canada, the USA, Africa and Mexico.

Mr. Coughlan is, or was within the past financial year, and to the date of this Management Information Circular, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	March 1998	January 2011
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	February 2010
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd. (formerlyTri-Gold Resources Corp).	President and Director	June 1986	Present
Amarc Resources Ltd.	Director	February 2009	Present
Creso Explorations Inc.	Director	June 2010	October 2010
Vatic Ventures Corp.	Director	January 2011	Present
Rathdowney Resource Corp	Director	March 2011	Present

ANU DHIR, BA JD – Director

Anu Dhir holds a Bachelor of Arts degree from the University of Toronto, Canada and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, USA. She was called to the Connecticut bar in 1995. Anu has extensive experience in private equity and publicly-held companies in the mining, oil and gas and technology sectors. She most recently served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company, and is currently Managing Director of Miniqs Limited, a private group primarily interested in resource projects that have the capability to grow into major producing operations.

Ms. Dhir is, or was within the past five years, a director and/or officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	May 2011	Present
Frontier Rare Earths Limited	Director	November 2010	Present
Kazakh Compass Fund Ltd.	Director	June 2009	Present
Anooraq Resources Corporation	Director	July 2008	Present
Katanga Mining Limited	Vice President and Corporate Secretary	January 2006	October 2009

FERDINAND DIPPENAAR, B. Proc, B. Comm., MBA – President, Chief Executive Officer (“CEO”) and Director

Ferdi Dippenaar is a resident of the Republic of South Africa and is a well known member of the gold mining industry in South Africa. He holds a Bachelors of Commerce and Procuration Degrees, and an MBA from North West University in South Africa.

Mr. Dippenaar started his career at the Buffelsfontein gold mine in 1982 and was employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony Gold’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997, overseeing Harmony’s service delivery departments, corporate affairs and the company’s investor relations. Mr. Dippenaar was appointed Director, President and CEO of Great Basin in December 2005.

Mr. Dippenaar is, or was within the past financial year and to the date of this Management Information Circular, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Village Main Reef Gold Mining Company (1934) Ltd. (1)	Director	July 2008	Present
Kryso Resources Inc. (2)	Director	April 2007	June 2010
Great Basin Gold Ltd.	Director, President and Chief Executive Officer	December 2005	Present

Notes:

(1)	JSE Ltd.
(2)	AIM.

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired attorney and professional consultant. With over 40 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past financial year, and to the date of this Management Information Circular, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Gabriel Resources Ltd.	Director	June 2008	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

PHILIP KOTZE - Director

Philip Kotze is a mining engineer with over 30 years of experience in the mining industry, including both operations and executive positions at AngloGold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold Mining Company Limited. A graduate of the University of the Witwatersrand with a Graduate Diploma in Engineering (Mining Economics), Mr Kotze also holds a National Higher Diploma in Metalliferous Mining (WITS Technicon) as well as qualifications in Industrial Relations and Management from the University of South Africa.

Mr. Kotze is, or was within the past five years, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Great Basin Gold Ltd	Director	May 2011	Present
Anooraq Resources Corporation	President and CEO and Director	July 2005	April 2011

OCTAVIA M. MATLOA, B Comm. (Hons.) CTA, CA (SA)

Octavia Matshidiso Matloa is a registered accountant and auditor with the South African Institute of Accountants and the Independent Regulatory Board of Auditors, respectively. She studied for her B. Comm., majoring in Accounting and Economics at the University of Cape Town; and B. Comm. (Hons) and CTA at the University of Pretoria. Octavia is a shareholder and director of Tsidkenu Chartered Accountants Inc., Jireh Holdings, Mukundi Mining Resources, Bokkies Transport, the Vibe Group; and Nissy Holdings. In addition she has been appointed by court as the first woman curator in the insurance industry. She has and continues to serve on a number of public sector audit committees and has also won the 2010 Businesswoman of the year Van Ryn’s Black Business Quarterly Awards.

Ms. Matloa is, or was within the past five years, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Great Basin Gold Ltd	Director	May 2011	Present

JOSHUA C. NGOMA, M.Eng – Director

Joshua Ngoma is a founding member and the current Chief Executive Officer of Tranter Holdings (Pty) Ltd. He holds a Bachelor of Engineering degree with honours in mining engineering from Camborne School of Mines in the UK and a Master of Engineering in Project Management from Pretoria University in South Africa and has spent most of his career in the mining industry. He served with ZCCM (Zambia Consolidated Copper Mines Ltd), Cementation Mining, De Beers and Sasol Mining before joining Eyesizwe Coal, where he served from Group Technical Manager to General Manager of the Matla Colliery. He later joined Anglo Platinum as the Group Manager: New Mining Technologies, where he was responsible for the development and implementation of the Group’s new mining technologies.

Mr. Ngoma is, or was within the past financial year, and to the date of this Management Information Circular, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	July 2009	Present

GERT (Gerry) J. ROBBERTZE, P. Eng – Director

Mr. Robbertze is an Associate of Camborne School of Mines (ACSM), a Fellow of the Institute of Mining and Metallurgy (FSAIMM), a Member of the South African Mine Managers Association (MSAMMA) and a member of the South African Council for Professional Engineers (Pr Eng). He has served with Anglo American Corporation Limited, Kuruman Cape Blue Asbestos, Tsumeb Corporation Limited, Gold Fields of South Africa, Associated Ore and Metal Limited, and Anglovaal Mining Limited. He is currently a director of the Mineral Corporation Consultancy (Pty) Limited. Mr. Robbertze was appointed director of the Company in March 2010.

Mr. Robbertze is, or was within the past financial year, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	March 2010	Present

RONALD W. THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Services Inc. a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Services Inc.

Mr. Thiessen is, or was within the past financial year, and to the date of this Management Information Circular, a director and/or an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
Continental Minerals Corporation	Director	November 1995	Present
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
Farallon Mining Ltd.	Director	August 1994	February 2011
	Chairman	December 2005	February 2011
Great Basin Gold Ltd.	Director	October 1993	Present
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Directors to be elected pursuant to any arrangement or understanding

Pursuant to the Subscription and Acquisition Agreement dated August 8, 2007, in which the Company’s Black Economic Empowerment transaction was finalized, Tranter Gold (Pty) Ltd (“Tranter Gold”), as long as it holds 5% or more of the issued share capital of the Company, is entitled to appoint one director to the Company’s Board. Mr. Joshua Ngoma was nominated as director by Tranter Gold and appointed by the Company in July 2009. Tranter Gold currently holds approximately 4% of the issued share capital of Great Basin on a fully diluted basis.

Sanctions

No proposed director or executive officer within the 10 years before the date of this Management Information Circular acted in a capacity for a company that:

(a)	was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;
(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No penalties or sanctions were imposed against any proposed director (inclusive of any personal holding companies of the proposed director) in terms of any settlement agreement or by a court relating to securities legislation or by a securities regulatory authority that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada will be nominated at the Meeting for reappointment as auditor of the Company.

AUDIT AND RISK COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators requires the Company to disclose annually in its Management Information Circular certain information concerning the constitution of its audit and risk committee and its relationship with its independent auditor. This information is disclosed in the Company’s Annual Information Form filed at www.sedar.com on March 28, 2011, and is incorporated herein by reference.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101F1 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101F1.

Posted Descriptions for Chair positions of the Board, Board Committees and President and CEO

On May 6, 2010, the Board adopted and approved descriptions for the positions of Board chairman, and the chairman for each of the nominating and governance committee, the audit and risk committee (formerly the audit committee), the compensation committee, the investment committee, the executive committee and the technical committee (formerly the environmental, health and safety committee), but, as at the date of this Management Information Circular, has not adopted a written description for the position of CEO. The CEO’s role and responsibilities are set out in his employment contract with the Company.

Constitution and Independence of the Board

A majority of the members of the Board are independent directors and thus the Board is able to act independently from management. As of May 5, 2011, the Board is comprised of 11 persons, of whom eight are independent directors. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the opinion of the Board, reasonably be expected to interfere with the exercise of a director’s independent judgment.

The following table outlines the Company’s current independent and non-independent directors and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Ferdinand Dippenaar	Non-Independent - basis for determination: serves as President and CEO of the Company
Ronald W. Thiessen

Non-Independent - basis for determination: former compensated executive officer within the previous 3 years and an employee of a company (Hunter Dickinson Services Inc.) that provided significant services to the Company

Joshua C. Ngoma

Non-Independent - basis for determination: serves as a director of Tranter Gold (Pty) Ltd., the Black Economic Empowerment partner of the Company which is a party to a material agreement with the Company

Patrick R. Cooke	Independent
T. Barry Coughlan	Independent
David M.S. Elliott(1)	Independent
Wayne Kirk	Independent
Gert J. Robbertze	Independent
Anu Dhir	Independent
Philip Kotze	Independent
Octavia M. Matloa	Independent

Note:

(1)	Mr. Elliott is not standing for re-election at the Meeting.

Meetings of Independent Directors

The Board continues to focus on developing its independence from management. The non-management directors regularly meet without the President and CEO and other members of management being present. In addition the independent members of the Board meet without non-independent directors and management at least once annually. During the period January 2010 to May 2011, the independent Board members met twice, and during the period January 2009 to May 2010, the independent members met once. The Board encourages open and candid discussions among its independent directors and, in terms of the Board’s mandate, directors, in discharging their fiduciary duties of care, loyalty and candor, are expected to exercise their business judgment to act in what they reasonably and honestly believe to be in the best interests of the Company and its Shareholders. To enhance leadership of its independent directors, the Board has appointed independent members as chairmen for five of the six Board committees.

Independent directors may, at reasonable times and with reasonable notice, have full access to employees and officers of the Company. Furthermore, the charters of the Board committees provide that those committees may engage outside advisors at the expense of the Company in appropriate circumstances, and the Board committees have secured independent advice on occasion.

The Chairman of the Board, Mr. Thiessen, is not an independent director as he was a compensated executive officer of the Company during the last three years and he is also a director, officer and employee of Hunter Dickinson Services Inc. as stated above.

The Board concluded that Mr. Ngoma was not an independent director by virtue of his serving as a director of Tranter Gold (Pty) Ltd., the Black Economic Empowerment partner of the Company, which is a party to a material agreement with the Company.

Other Directorships

The Election of Directors section above in this Management Information Circular gives details of other reporting issuers (Canadian or foreign) of which each director is a director or officer.

Meetings of Directors

The attendance record of directors at the Board meetings from January 1, 2010 to May 5, 2011 is as follows:

Director	Board Meetings
Patrick R. Cooke	8 of 8
T. Barry Coughlan	8 of 8
David M.S. Elliott(1)	6 of 8
Ferdinand Dippenaar	8 of 8
Wayne Kirk	8 of 8
Joshua C. Ngoma	7 of 8
Gert J. Robbertze	7 of 7
Ronald W. Thiessen	8 of 8
Walter T. Segsworth	7 of 7
Anu Dhir	1 of 1
Philip Kotze	1 of 1
Octavia M. Matloa	1 of 1

Note:

(1)	Mr. Elliott is not standing for re-election as director at the Meeting.

Board Mandate

The Board mandate is set out in the Company’s Corporate Governance Overview and Guidelines contained in the Company’s Corporate Governance Policies and Procedures Manual that has been published on the Company’s website mentioned on the last page below.

Stewardship of the Company

The Company’s Board is empowered by governing corporate law, the Company’s Articles and the Corporate Governance Policies and Procedures Manual to supervise management of the Company’s business and affairs.

The Board performs its functions through quarterly and special meetings and delegates certain of its responsibilities to those committees described below. In addition, the Board has established policies and procedures limiting management’s ability to carry out certain specific activities without prior approval of the Board. All appointments of Executive Officers must be approved by the Board.

Long-term strategies and annual operating and capital plans with respect to the Company’s operations are developed by Senior Management and reviewed and approved by the Board.

The CEO has appointed a governance and risk committee, comprised of members of management, with the responsibility to identify the principal, enterprise-wide strategic risks to the Company’s business. This committee works to implement an enterprise-wide risk management program to identify risks and establish systems and procedures to ensure that these risks are monitored, mitigated and managed. The governance and risk committee is comprised of the President and CEO, the Chief Financial Officer (“CFO”) and the Vice-President, Legal and Compliance, and reports to the audit and risk committee on a quarterly basis. The audit and risk committee oversees the risk management functions of the Company. As a part of its ethics policy, the Company has adopted a disclosure policy to ensure effective communication between the Company and its Shareholders and the public. The Board delegates responsibility for communication with the public and the Company’s Shareholders to its President and CEO. Shareholder inquiries are directed to and dealt with by the President and CEO and certain designated Senior Managers. The Company also has Disclosure Policies and Procedures in place, administered by a disclosure committee comprised of management members, to ensure proper recording, collection and dissemination of information in a timely manner. The Board delegates responsibility for the integrity of internal controls and management information systems to its audit and risk committee. The Company’s external auditor and its internal auditor report directly to the audit and risk committee. In its regular meetings with the external auditor and the internal auditor, the audit and risk committee discusses, among other things, the Company’s financial statements and the adequacy and effectiveness of the Company’s internal controls and management information systems. The external auditor meets with the audit and risk committee without management’s presence on a regular basis.

Orientation and Continuing Education

The Board is developing a Director’s Orientation Policy for new directors. New directors, as part of the proposed orientation program, will meet with senior management to discuss the Company’s business and affairs, receive a binder of relevant corporate information, Board policies and historical and current operating and financial information, and may tour selected facilities of the Company. Directors are encouraged to participate in continuing education and other programs intended to enhance their knowledge and understanding of the Company, the mining industry and specialized fields of knowledge that they bring to their positions as directors, for which the Company pays the costs.

Ethical Business Conduct

The Company has adopted a code of ethics governing the behaviour of its directors, officers and employees. The standards are available at www.sedar.com. The Code of Ethics and Trading Restrictions are set out as Appendix 4 of the Company’s Corporate Governance Policies and Procedures Manual available on the Company’s website mentioned on the last page hereof. The Chairmen of the audit and risk committee and the nominating and governance committee are responsible for monitoring compliance with the Code. The Board has a number of policies in place designed to ensure that directors exercise independent judgment in matters where a director or officer has a material interest. The Articles of the Company contain similar provisions. In those circumstances, the relevant director and officer must declare his interest and in the case of a director, refrain from voting, and the audit and risk committee considers any interested party transactions in advance of their consideration by the Board.

As at December 31, 2010, the Company had six Board committees as set out below and a disclosure committee which is not a Board committee.

Nominating and
Audit and Risk Committee	Compensation Committee	Governance Committee
Patrick R. Cooke, Chair	T. Barry Coughlan, Chair	Wayne Kirk, Chair
David M.S. Elliott	Patrick R. Cooke	T. Barry Coughlan
Wayne Kirk	Gert J. Robbertze	Gert J. Robbertze

Technical Committee	Investment Committee	Executive Committee
Walter T. Segsworth, Chair(1)	Ferdinand Dippenaar, Chair	Ronald W. Thiessen, Chair
Joshua C. Ngoma	Patrick R. Cooke	Patrick R. Cooke
Gert J. Robbertze	Walter T. Segsworth(1)	Ferdinand Dippenaar
	Ronald W. Thiessen	T. Barry Coughlan

Note:

(1)	Mr. Walter T. Segsworth, former Chairman of the technical committee, resigned from the Board and from all Board committees in March 2011.

Subsequent to the Company’s December 31, 2010 financial year end, on May 5, 2011 Octavia Matloa was appointed to the audit and risk committee and Philip Kotze was appointed to the technical committee. Due to the resignation of Mr. Segsworth from the technical committee, Gert J. Robbertze was appointed as chairperson to the technical committee. Mr. Robbertze also resigned from the Nominating and Governance Committee and Anu Dhir was appointed to replace Mr. Robbertze on that committee.

The Board has determined that membership in the audit and risk committee, the compensation committee and the nominating and governance committee should include only independent directors.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

Nominating and Governance Committee

As of May 5, 2011, the nominating and governance committee is comprised of three independent directors, Messrs. Kirk (Chair), Coughlan and Ms. Dhir.

The nominating and governance committee monitors corporate governance issues, including governance of the Board and Board committees. This committee’s mandate includes:

(a) developing and recommending to the Board the standards to be applied in assessing whether the Company’s directors are independent,

(b) overseeing the annual evaluation of the effectiveness of the Board and Board committees. (The process used for these assessments is described under the heading “Assessments” below),

(c) recommending to the Board corporate governance and ethics principles and policies that should be applicable to the Company, and overseeing the investigation of matters arising under the code of ethics that are not within the responsibility of the audit and risk committee,

(d) seeking out and recommending to the Board the nominees for election or re-election to the Board and for appointment to Board committees,

(e) developing succession planning strategies for the Board and its committees, and

(f) recommending to the Board the size of the Board and criteria for directors in terms of experience, expertise, and such other areas deemed relevant to the current and future needs of the Company.

The attendance record of directors at the nominating and governance committee meetings from January 1, 2010 to May 5, 2011 is as follows:

Director	Nominating and Governance Committee
Wayne Kirk (Chair)	3 of 3
Patrick Cooke(1)	0 of 0
T. Barry Coughlan	3 of 3
Gert J. Robbertze(2)	2 of 2
Joshua C. Ngoma(3)	1 of 1
Anu Dhir(4)	0 of 0

Notes:

(1)	Mr. Cooke resigned on February 10, 2010.
(2)	Mr. Robbertze was appointed on May 6, 2010 and resigned on May 5, 2011.
(3)	Mr. Ngoma resigned on May 6, 2010.
(4)	Ms. Dhir was appointed to May 5, 2011.

Audit and Risk Committee

The audit and risk committee is comprised of four independent directors, Messrs. Cooke (Chair), Elliott and Kirk and Ms. Matloa. As Mr. Elliott is not standing for re-election to the Board, his tenure as a member of the audit and risk committee will cease as of the date of the Meeting. All of the members of the audit and risk committee are financially literate.

The audit and risk committee’s mandate and responsibilities are detailed in its charter, and include:

(a) assisting in identification of the principal risks of the Company’s business and, with the assistance of management, establishing procedures to ensure that these risks are monitored,

(b) overseeing the work of the external auditor engaged for the purpose of preparing or issuing an audit report or related work,

(c) appointing the external auditor, subject to Shareholder approval;

(d) approving all audit and non-audit services to be provided by the external auditor and the compensation of the external auditor,

(e) reviewing the Company’s financial statements, management discussion and analysis, annual reports and earnings press releases before the Company publicly discloses this information, and

(f) overseeing the work of the Company’s internal auditor.

The audit and risk committee is also responsible for seeing to the independence and qualifications of the external auditor.

Through its audit and risk committee, the Board is responsible for the integrity of the internal control and management information systems of the Company. The audit and risk committee meets at least quarterly to review financial statements and management’s discussion and analysis and meets at least twice annually with the Company’s external auditor. The audit and risk committee discusses, among other things, the annual audit and the adequacy and effectiveness of the Company’s internal control and management information systems. The audit and risk committee also discusses the annual financial statements and related management’s discussion and analysis with the external auditor.

See “Audit and Risk Committee” in the Company’s Annual Information Form for the year ended December 31, 2010 for more information concerning the audit and risk committee and its members.

The attendance record of directors at the audit and risk committee meetings from January 1, 2010 to May 5, 2011 is as follows:

Director	Audit and Risk Committee
Patrick R. Cooke (Chair)	6 of 6
David M.S. Elliott	4 of 6
Wayne Kirk	6 of 6
Octavia Matloa	0 of 0

Compensation Committee

The compensation committee recommends compensation for the directors and the executive officers and administers the Company’s stock option plan.

The compensation committee is comprised of three independent directors, Messrs. Coughlan (Chair), Cooke and Robbertze.

This compensation committee’s mandate includes:

(a) assisting the Board in discharging the Board’s responsibilities relating to executive officer and director compensation,

(b) providing oversight with respect to the evaluation of management,

(c) providing oversight with respect to the Company’s compensation strategies, practices and incentive compensation plans, and

(d) administering the Company’s stock option and other equity-based compensation plans.

This compensation committee is empowered to ensure the effectiveness of the Company’s executive officers and appropriate management continuity, including a succession plan for the CEO and other executive officers. The compensation committee formally evaluates the performance of the CEO and recommends to the Board the CEO’s compensation. The CEO is not present during any vote or deliberation of the compensation committee regarding the performance or compensation of the CEO. The compensation committee also ensures the reasonableness and appropriateness of the compensation arrangements and compensation level for all of the Company’s executive officers. The compensation committee monitors the overall soundness and effectiveness of director, executive officer and employee compensation and benefit programs.

The attendance record of directors at the compensation committee meetings from January 1, 2010 to May 5, 2011 is as follows:

Director	Compensation Committee
T. Barry Coughlan (Chairman)	5 of 5
Patrick R. Cooke	5 of 5
Joshua C. Ngoma(1)	0 of 2
Gert J. Robbertze(2)	3 of 3

Notes:

(1)	Mr. Ngoma resigned from the compensation committee on May 6, 2010.
(2)	Mr. Robbertze was appointed to the compensation committee on May 6, 2010.

Technical Committee

The technical committee (formerly the environmental, health and safety committee), is comprised of Messrs. Kotze and Robbertze (both independent directors) and Mr. Ngoma (a non-independent director). Mr. Robbertze was appointed to this committee in March 2010 and was appointed the Chairperson of this committee in May 2011. Mr. Ngoma was appointed to this committee in May 2010 and Mr. Kotze was appointed in May 2011. The overall purpose of the technical committee is to review and monitor on behalf of the Board:

(a) Reserve and resource estimates and exploration, development, construction and mine operations;

(b) the environmental policies and activities of the Company; and

 (c) the policies and activities of the Company as they relate to the health and safety of the Company’s employees in the workplace.

The technical committee visits the Company’s two principal projects at least twice per annum and, since appointment of this committee, it has delivered a report to the Board during each Board meeting.

The attendance record of directors at the technical committee meetings from January 1, 2010 to May 5, 2011 is as follows:

Director	Technical Committee formerly the Environmental Health and Safety Committee
Walter T. Segsworth (Chair)(1)	3 of 3
Gert J. Robbertze(2)	2 of 2
Joshua C. Ngoma(3)	2 of 2
Philip Kotze(4)	0 of 0

Notes:

(1)	Mr. Segsworth resigned in March 2011
(2)	Mr. Robbertze was appointed to the technical committee on March 18, 2010, and chairperson on May 5, 2011
(3)	Mr. Ngoma was appointed to the technical committee on May 6, 2010.
(4)	Mr. Kotze was appointed to the technical committee on May 5, 2011

Investment Committee

The investment committee is comprised of Messrs. Dippenaar (Chairman) and Thiessen (both non-independent directors), and Mr. Cooke (independent director).

The investment committee is responsible to assist the Board in fulfilling the investment strategy and performance component of its corporate governance responsibilities in respect of the Company’s non-core mining investments, being any investments other than in its two material mining projects.

The attendance record of directors at the investment committee meetings from January 1, 2010 to May 5, 2011 is as follows:

Director	Investment Committee
Ferdinand Dippenaar (Chairman)	4 of 4
Patrick R. Cooke	4 of 4
Walter T. Segsworth(1)	4 of 4
Ronald W. Thiessen	4 of 4

Notes:

(1)	Mr. Segsworth resigned in March 2011

Executive Committee

The executive committee is comprised of Messrs. Thiessen, (Chair) and Dippenaar (CEO) (both non-independent directors), and Messrs. Cooke and Coughlan (both independent directors). The executive committee has the authority to exercise Board specific delegated authority. The executive committee did not meet from January 1, 2010 to May 5, 2011.

In terms of the Company’s Articles of Association none of the Board committees has the power to fill vacancies in the Board of directors, remove a director or, change the membership or fill vacancies in any of the Board committees.

Disclosure Committee

The disclosure committee, which is a non-Board committee, is comprised of the CEO, the CFO, the Vice-President, Legal and Compliance and senior members of management.

The disclosure committee’s mandate and responsibilities are detailed in its Charter, and include:

(a) determining whether information is material and ensuring the timely disclosure of material information in accordance with securities laws;

 (b) reviewing the Company’s disclosure policy to ensure that it addresses the Company’s principal business risks, changes in operations or structure, and facilitates compliance with applicable legislative and regulatory reporting requirements;

(c) designing disclosure controls and procedures and directing and supervising an annual evaluation of the effectiveness of the Company’s disclosure controls and procedures, and presenting the results of the evaluations to the audit and risk committee; and

(d) ensuring that policies and guidance related to corporate disclosure and financial reporting are developed and effected.

All material disclosures are forwarded to the Board for comments prior to the release thereof. All press releases are required to be approved by at least two independent directors, one of which must be a member of the audit and risk committee.

Assessments

The Board and its committees are required to self assess annually in respect of their effectiveness and contribution. The Board completed an assessment on May 5, 2011 in respect of the 2010 fiscal year. The assessment was conducted by way of a questionnaire forwarded to the directors by the chairman of the nominating and governance committee, followed by discussion of the results of the survey by members of the committees at committee meetings with a report thereon at the following Board meeting, and by the members of the Board at a Board meeting. The Board is satisfied that the Board and its committees function effectively and that all of the directors contribute towards the effective and efficient oversight of management of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

In this section "Named Executive Officer" (“NEO”) includes:

1.	the CEO,

2.	the CFO,

3.

each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the Company’s most recently completed fiscal year end of December 31, 2010, and whose compensation including bonus exceeds $150,000; and

4.

any additional individuals for whom disclosure would have been required except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

For purposes of the executive compensation disclosure in this Circular, Ferdinand Dippenaar, CEO; Lourens A. van Vuuren, CFO; Johan G. Oelofse, Chief Operating Officer (“COO”); Dawid J. Mostert, Vice President, Human Capital and Philip N. Bentley, Vice President, Exploration & Geology are the NEOs of the Company.

Compensation Discussion and Analysis

Compensation Committee Disclosure

The function of the compensation committee is to assist the Board in fulfilling its responsibilities relating to compensation of the Company’s directors and executive officers. Specifically, the compensation committee is empowered to:

(a)	recommend to the Board the form and amount of compensation to be paid to the Company’s directors for services on the Board and/or the Board committees;

(b)	evaluate the performance of the Company’s President and CEO, and recommend to the Board the compensation level of the President and CEO;

(c)	review the compensation levels of the executive officers of the Company and recommend to the Board the compensation levels of the executive officers;

(d)	grant share options to directors, officers and employees of the Company;

(e)	conduct such surveys and studies as the compensation committee deems appropriate to determine competitive salary levels;

(f)	review the strategic objectives of the share option and other equity-based compensation plans of the Company; and

(g)

review management’s strategy for succession planning, and to consider any other matters which, in the compensation committee’s judgment, should be reviewed in reaching the recommendation to the Board concerning the compensation levels of the Company’s executive officers.

The compensation committee uses third-party compensation surveys to compare the Company’s pay levels and practices to the Company’s peers, including base pay, annual cash incentives and long term incentives. The most recent survey used is the PricewaterhouseCoopers Mining Industry Salary Surveys Corporate Report. The Report surveys mainly North American and Canadian development and junior or intermediate producers with whom the Company competes for skills and talent, as set out in the table below. The information contained in the Report is used to benchmark and validate base salary annual increases as well as to consider and determine annual bonus payouts for executive officers. It should be noted however that the compensation committee does not know the extent to which the Company’s peers participate in the surveys and benchmark each position.

The peer group is modified from time to time to ensure that the data used provides an equitable base for the reward component comparisons, which are backed up with salary survey information conducted by independent consultants.

The compensation of what the Company perceives to be a widely defined peer group of companies with advanced development projects and intermediate producers is reviewed annually by the compensation committee for continued relevance. This includes retirement funding, health and change of control benefits. In 2010, the Company’s executive peer group consisted of the following 81 publicly traded companies:

Agnico-Eagle Mines Limited
ArcelorMittal Mines Canada
Aurizon Mines Ltd.
B2Gold Corp.
Cameco Corporation
Adriana Resources Inc.
Alamos Gold Inc.
Amerigo Resources Ltd.
AREV A Resources Canada Inc
Aura Minerals Inc.
Baja Mining Corp.
Barrick Gold Corporation
BHP Billiton Canada, Inc.
Breakwater Resources Ltd.
Centerra Gold Inc.
Claude Resources Inc.
Copper Mountain Mining Corporation
De Beers Canada Inc.
Denison Mines Corp.
Detour Gold Corporation
Diavik Diamond Mines Inc.
Dundee Precious Metals Inc.
Eldorado Gold Corporation
Entree Gold Inc.
Farallon Mining Ltd.

Capstone Mining Corp.
Endeavour Silver Corp.
Goldcorp Inc.
IAMGOLD Corporation
First Quantum Minerals Limited
FNX Mining Company Inc.'
Fortuna Silver Mines Inc.
Gammon Gold Inc.
GlobeStar Mining Corporation
Golden Predator Corp.
Graymont Limited
HudBay Minerals Inc.
Hudson Bay Mining and Smelting Co.,
Limited
Hunter Dickinson Inc.
Imperial Metals Corporation
Inmet Mining Corporation
Iron Ore Company of Canada
Ivernia Inc.
Kinross Gold Corporation
Kirkland Lake Gold Inc.
Lac des lies Mines Ltd
Lake Shore Gold Corp.
Lundin Mining Corporation
Malaga Inc.
Mercator Minerals Ltd.
Minefinders Corporation Ltd.
MMG Resources Inc.
Mosaic Canada LLC
New Gold Inc.	Northgate Minerals Corporation
Shore Gold Inc.
St. Andrew Goldfields Ltd.
Yamana Gold Inc.
Yukon Zinc Corporation
Newmont Mining Corporation
NovaGold Resources Inc.
Osisko Mining Corporation
Pan American Silver Corp.
PotashCorp
Quadra Mining Ltd.'
Red Back Mining Inc.
San Gold Corporation
Sherritt Coal
Silver Standard Resources Inc.
Silvercorp Metals Inc.
South American Silver Corp.
Stornoway Diamond Corporation
Taseko Mines Limited
Teck Resources Limited
Terrane Metals Corp.
Uranium One, Inc.
Vale lnco
Western Coal Corp.
Westshore Terminals Limited
Partrership
Xstrata Canada Corporation, Zinc
Division
Xstrata Nickel

Discussion and Analysis

This compensation discussion and analysis was authorized by the compensation committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company’s senior management although the compensation committee guides it in this role. Taking into consideration the recommendation of the compensation committee, the Board determines the type and amount of compensation for the President and CEO and the other executive officers. In addition, the compensation committee reviews, and the Board approves, the methodology utilized by the Company for setting salaries of employees throughout the organization. As described above, the Company’s compensation committee tracks independent competitive market information on compensation levels for the Company’s executives. Except for the Chairman, the executive officers of the Company serve the Company on a full-time basis and they are compensated accordingly.

Reward Philosophy

The Company’s reward philosophy is to consider the total reward package needed to meet the differing roles within the Company whilst ensuring external competitiveness and internal relativity. The Company’s total reward package comprises a mixture of cash and non-cash elements designed to attract and retain high quality personnel and to reward successful performance at all levels. We want to engage our employees to such a degree that they prefer to work for us rather than another organization. To this end we regularly re-evaluate our reward programmes, recognizing competitive factors that may affect achieving responsible delivery towards corporate objectives. The main components are base salary, annual bonus and stock options. Base salary is broken down into various components which can be restructured, based on the compensation structuring option taken by the respective employees. The components, which may be restructured within the monthly earnings, are health care benefits and retirement funding, with the contribution value of the latter being determined by the individual electing either, 10, 15 or 20% of base salary.

With the Company transforming from a construction focused organization to a mid-tier gold producer changes to the variable pay components were implemented. The rationale was two-fold: firstly to reflect industry best practice as part of our retention strategy and secondly to align the performance outcomes of each executive officer to the Company’s medium and long-term goals. This change from the 2009 to 2010 model reinforces a shift towards having a larger component of the NEOs’ reward package structured around the “at-risk” components. Table A below reflects the reward philosophy with an intended split between base pay (30%) and variable pay (70%). Table B indicates rather that a range for both the base pay(32% - 43%) and variable pay(57% - 68%) exists both in the Company and the employment market.

Reward Philosophy

Position	% BP(1)	%VP(2)	Variable Pay
Strategic Committee	30	70	Annual Bonus 30%	Share Option Value 70%

Current Reward Structure as Approved for Executive Officers

Name	% Annual Base	% of Variable compensation	% of Annual Bonus	% of Stock Options
F Dippenaar	32.28%	67.72%	28.60%	71.40%
LA Van Vuuren	38.04%	61.96%	30.69%	69.31%
JG Oelofse	43.01%	56.99%	37.74%	62.26%
JD Mostert	40.64%	59.36%	30.80%	69.20%
PN Bentley	42.40%	57.60%	33.12%	66.88%

Notes:

(1)

Base pay (BP): range (32% - 43%) of the total reward package – is the annual salary determined based on market industry trends. As stated above, certain of the base pay components can be restructured based on the compensation structuring option taken by the respective employee.

(2)

Variable pay (VP): range (57% - 68%) of the total reward package - reflects a range (26% - 33%) on annual bonus and a range (62% - 73%) on share option allocations. Bonuses are based on the earnings of the NEOs as at December 31 of each respective year for calculation purposes.

Objectives

The compensation program for the Company’s NEOs is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;
(b)	motivating the short and long-term performance of these executives; and
(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its NEOs, the Company employs a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Company’s primary objective is to achieve certain strategic objectives and milestones which are translated into individual objectives and milestones for NEOs. The compensation committee considers executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and similarly, the individual NEOs achieving their personal objectives and milestones. The CEO has the responsibility to ensure that business and operational objectives and milestones are integrated and therefore his and the Company milestones were the same with no separate personal objectives or milestones. The amount of bonus for each NEO reflects market valuation of the position, management experience, level of performance and service to the Company. Key elements of compensation that depend on the NEO’s performance include:

  A discretionary cash bonus that is based upon an assessment of his performance against pre- determined qualitative and quantitative measures within the context of the Company’s overall performance, measured both by share price and progress in the underlying fundamental progress at the principal mining projects;

  Other than for the CEO the executive officers have to ensure that departmental goals are aligned and achieved to ensure Company goals are met; and

  Equity incentive compensation in the form of stock options, the value of which is contingent on the performance of the Company’s stock over time.

During 2010 the strategy and objectives of the Company used in developing the Company’s portion of the objectives for each NEO and measurement of actual performance, included: Safety performance of the Company. The Company’s overall safety statistics for lost time incidents in 2010 were comparable and slightly better than those of other U.S. and South African mining companies, even with a significant increase of staff and contractors as a direct result of a substantial increase in activity level at the Company’s projects, as staff and contractor levels increased from 1,800 to 2,500, with full-time employees increasing from 630 to 825.

Progress in development of the Hollister Project. Developments include: renewal of key trial mining permits in Nevada, material advances in project feasibility work including the successful implementation of “narrow vein extraction” methodology, resulting in a significant increase in mineable ounces at the Hollister Project, delivery of early stage production at Hollister (80,000 ounces, both in 2008/9 and 89,000 ounces in 2010), and the ramping-up of the production profile to 120,000 ounces per annum in addition to securing and effecting operation and implementation of a long-term metallurgical process solution with the purchase of Esmeralda.

Progress in development at the Burnstone Project. Developments include: achieving planned progress at all the significant capital sub-projects such as the decline development which holed with the vertical shaft infrastructure providing cost effective transport of men and material and a second access point to the underground operation; development and equipping of mining infrastructure to support the underground mining operations, which will support the production build-up to around 110,000 ounces in 2011; finalizing construction of the metallurgical plant as well as delivering supporting surface infrastructure such as the tailings facility; continuing with the Company’s corporate social responsibility activities which ensure pro-active delivery on the Social and Labor Plan components to sustain the mining right.

Cash preservation: In 2010 the Company successfully completed two capital raising exercises to the total of CDN$181 million in the midst of world-wide financial uncertainty as world economies are attempting to deal with the drawn out recessionary aftermath. In addition, general and administrative expenses were reduced as a percentage of expenditures.

Introduction of integrated systems, processes and structures: The Company implemented SAP as the enterprise resource planner which supports all functional areas such as finance, human capital, legal and compliance as well as project and risk management.

Equity Participation

The Company believes that encouraging its management and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s share option plan. Share options are initially granted to executive officers on engagement and thereafter further share options are granted taking into account a number of factors, including the base salary and competitive factors. At least annually, the compensation committee reviews the granting of share options to management and employees. Options vest on terms established by the compensation committee.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for its executive officers so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

Compensation of the CEO is approved annually by the Board. For the 2010 reporting period the remuneration components for both the base cash compensation and variable cash compensation levels were determined based on independent market survey data. Depending upon the results of the performance reviews, annual bonuses may represent up to 30% of the 70% variable pay component, and are prorated for the period of employment in the year. In 2010 the weighting was changed from 60% Company performance to 100%. At least annually, the compensation committee reviews the grants of share options to management and employees. Options have been granted to the CEO taking into account competitive compensation factors and the belief that options help align the interests of the CEO with the interests of Shareholders. The quantum of the annual grant is calculated by the executive’s annual total cost to Company value multiplied by a factor of 2.5 multiplied by the 80% performance rating, determined by the compensation committee, and divided by the relevant 5 day volume weighted average price on the TSX. The CEO is engaged directly and compensated by the Company.

Shareholder Comments on Compensation

Shareholders are invited to contact management or the chairman of the compensation committee with any comments they may have regarding the Company’s compensation policies and practices. In this respect comments can be forwarded to Dawid Mostert, the Vice President Human Capital of the Company, who will forward all comments received to the Chairman of the compensation committee. Alternatively Mr. Mostert can be contacted to arrange a discussion with management or the chairman of the compensation committee by telephone: +27 11 301 1800 or fax: +27 11 301 1840 or e-mail dawiem@za.grtbasin.com .

Actions, Decisions or Policies Made after December 31, 2010

Given the evolving nature of the Company’s business, the executive committee and compensation committee of the Board continue to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Subsequent to the Company’s December 31, 2010 financial year end on May 5, 2011 the Board nominated three new directors. As pointed out above Mr. Walter Segsworth resigned from the Board in May 2011 and Mr. David Elliott will not be standing for reelection at the Meeting. The three new directors, namely Ms. Octavia Matloa, Mr. Philip Kotze and Ms. Anu Dhir all bring the required technical, financial and other skills and experience necessary at the Board level.

Summary Compensation Table

Compensation paid to the Company’s NEOs during the three most recent fiscal years ended December 31, 2008, 2009 and 2010 is set out in the following table:

				Non-equity incentive plan compensation
Named Executive Officer and principal position	Year	Salary ($)	Option based awards) ($)	Annual incentive plans ($)	Long- term incentive plans ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
Ferdinand Dippenaar President and CEO	2010	567,545	728,000	233,306	Nil	47,936	Nil	1,576,786
	2009	522,584	28,756 897,000	90,074	Nil	43,423	Nil	1,581,837
	2008	464,757	680,000 172,536	Nil	Nil	42,479	Nil	1,359,772
Lourens A. van Vuuren Chief Financial Officer	2010	315,998	346,500	124,678	Nil	30,267	Nil	817,444
	2009	262,808	13,331 351,000	64,338	Nil	24,666	Nil	716,143
	2008	194337	151,800 64,864	Nil	Nil	19,737	Nil	430,738
Johan G. Oelofse Chief Operating Officer	2010	371,373	297,000	144,000	Nil	35,504	Nil	847,877
	2009	351,172	18,602 432,900	49,986	Nil	32,162	Nil	884,822
	2008	330,668	277,725 111,614	Nil	Nil	30,756	Nil	750,763
Dawid J. Mostert VP Human Capital	2010	236,668	247,500	88,138	Nil	48,293	Nil	620,600
	2009	215,894	12,641 315,900	45,334	Nil	43,726	Nil	633,495
	2008	206,567	103,155 75,845	Nil	Nil	41,831	Nil	427,398
Philip N. Bentley VP Exploration & Geology	2010	277,181	247,500	98,066	Nil	26,865	Nil	649,612
	2009	286,508	14,076 292,500	50,481	Nil	24,336	Nil	667,901
	2008	119,851	178,756 27,997	Nil	Nil	7,880	Nil	334,484

Notes:

(1)

Theannual option grants for 2010 were issued on March 26, 2010 at the exercise price of $1.74 each. The annual option grants for 2011 were issued on March 11, 2011 at the exercise price of $2.46 each as approved by the compensation committee. The Black-Scholes formula is the formula used to validate the level of share option grant at engagement and for fair value calculations as reported in the Company financial report. A description of the assumptions made and the calculations made in applying the method of calculation and why the Company chose the Black-Scholes method of calculation are set out in the Company’s Annual Financial Statements for the year ending December 31, 2010 that were filed on Sedar.com. The “in-the-money” value at December 31, 2010 is calculated by determining the difference between the closing price of the Company’s Common Shares at December 31, 2010 ($2.95/share) underlying the options on the Toronto Stock Exchange (the “TSX”) and the exercise price of the options. This includes both vested and unvested options.

Incentive Plan Awards

Outstanding share-based awards and option based awards

The Company currently has only an option-based awards plan and does not have any share based awards plan. For a description of the Company’s option plan see the disclosure under “Securities Authorized for Issuance under Equity Compensation Plans” below. The following table sets out all option-based awards outstanding as at December 31, 2010, for each NEO:

Name	Option-based Awards
	Number of securities underlying unexercised options(1)(2) (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the- money options(3) ($)
Ferdinand Dippenaar CEO	254,800 690,000 680,000 650,000	1.25 1.75 1.49 1.74	Dec. 11, 2013 Feb. 11, 2014 Apr. 12, 2014 Mar. 26, 2015	433,160 828,000 992,800 786,500
Lourens A. van Vuuren CFO	333,326 100,000 233,334	1.25 1.75 1.74	Dec. 11, 2011 Feb. 11, 2012 Mar. 26, 2013	566,654 120,000 282,334
Johan G. Oelofse COO Dawid J. Mostert VP Human Capital	123,333 200,000 97,740 90,000 170,000	1.75 1.74 1.25 1.75 1.74	Feb. 11, 2012 Mar. 26, 2013 Dec. 11, 2012 Feb. 11, 2012 Mar. 26, 2013	148,000 242,000 166,158 108,000 205,700
Philip N. Bentley VP Exploration & Geology	20,366 83,500 166,750	1.25 1.75 1.74	Dec. 11, 2010 Feb. 11, 2012 Mar. 26, 2013	34,622 100,200 201,768

Notes:

(1)

Black-Scholes formula is the formula used to validate the level of share option grant at engagement and for fair value calculations as reported in the Company’s annual financial statements for the year ending December 31, 2010 as filed on Sedar.com.

(2)

The “in-the-money” value at December 31, 2010 is calculated by determining the difference between the closing price of the Company’s Common Shares at December 31, 2010 ($2.95/share) underlying the options on the TSX and the exercise price of the options. This includes both vested and unvested options.

Incentive plan awards - value vested or earned during the year

The following table sets out all incentive plan value vested (or earned) during the fiscal year ended December 31, 2010, for each NEO:

Named Executive Officer	Option based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ferdinand Dippenaar	197,929	Nil
Lourens A. van Vuuren	180,997	Nil
Johan G. Oelofse	315,134	Nil
Dawid J. Mostert	150,458	Nil
Philip N. Bentley	210,873	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of vesting and the exercise or base price of the option.

Retirement Funding Benefits

Defined Contribution Plans for 2010

Name	Accumulated value at start of year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value at year end ($)
Ferdinand Dippenaar	137,628	47,935	Nil	200,189
Lourens A. van Vuuren	37,866	30,267	Nil	69,271
Johan G. Oelofse	103,022	35,504	Nil	148,263
David J. Mostert	151,090	48,293	Nil	218,397
Philip N. Bentley	26,157	26,865	Nil	53,109

Termination and Change of Control Benefits

Written employment contracts between the Company and the Company’s NEOs provide for compensation payable under certain circumstances following a change in control, inclusive of the following:

  payment of annual holiday leave of 30 calendar days as well as payment in lieu of three months notice period;

  severance on termination without cause or resignation for good cause after change of control including a lump sum equal to twelve months annual salary and outplacement costs. The salary component will include the following: base salary plus 30 days annual leave, plus $25,000 relocation (if applicable), plus unemployment and skills development regulatory levies;

  in all instances all accumulated benefits due to the employee, such as travel claims and unpaid leave will be paid out;

  100% of the annual bonus component, if such amount has been fully earned and is payable under any incentive plan; and

  notwithstanding the terms of the stock option plan, all non-vested stock options held by the employee shall vest as of the termination date and the employee shall be entitled to exercise all his stock options until the earlier of their normal expiry date or two years after the termination date.

Termination without Cause - Benefits

Written employment contracts between the Company and the Company’s NEOs do not provide for specific compensation to be paid, however the contracts do provide for the following:

  that the Company provide for a three month notice period of such termination, or the Company may elect to pay the employee three months base salary in-lieu of that notice;

  pay pro-rata of the annual bonus up to a maximum of 100% of the annual bonus component if such amount has been fully earned and is payable under any incentive plan (the bonus value in the table below reflects a 100% earned value of the current plan); and

  the options value is all the options vested as at December 31, 2010, being the number of options multiplied by the difference in $2.95 (being the closing trade price of the Company’s Common Shares listed on the TSX as at December 31, 2010) and the exercise price of those options. The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation with cause within 12 months following a change of control, assuming the triggering event occurred on December 31, 2010, are as follows:

NEO		Termination Without Cause ($)	Change of Control ($)
Ferdi Dippenaar	Salary	121,514	626,688
	Bonus	291,632	291,632
	Options	1,909,193	3,040,460
Lourens A. van Vuuren	Salary	76,725	366,851
	Bonus	153,450	153,450
	Options	566,655	968,988
Johan G. Oelofse	Salary	90,000	426,754
	Bonus	180,000	180,000
	Options	Nil	390,000
Dawid J. Mostert	Salary	61,207	305,884
	Bonus	110,173	110,173
	Options	170,191	479,858
Philip N. Bentley	Salary	68,101	330,500
	Bonus	122,582	122,582
	Options	34,923	336,590

Other than the detail set out in this Management Information Circular, there are no compensatory plans or arrangements with respect to any of the Company’s NEOs.

Compensation of Directors

Directors other than the President and CEO are each compensated with a base annual fee of $50,000. The President and CEO (Mr. Dippenaar) receives no compensation, in addition to his executive compensation, for serving on the Board. Board committee chairmen and members of the audit and risk committee receive additional fees for serving in those capacities. These fees amount to:

Position	Committee	Annual Additional Fee Amount ($)
Chairman	Audit and Risk Committee	7,500
Chairman	Compensation Committee	5,000
Chairman	Technical Committee	5,000
Chairman	Nominating and Governance Committee	3,000
Member	Audit and Risk Committee	2,000

In addition Board members receive annual stock option grants. The stock option values shown in the table are not indicative of whether the director will realize the estimated fair value or any financial benefit from the awards. The potential appreciation in our share price above the exercise price of the share options, not the estimated fair value used for accounting purposes of the grant date, motivates and retains. The Directors Compensation Table below shows cash fees paid and the estimated monetary value of options granted.

Directors Compensation Table for 2010

Compensation paid during the fiscal year ended December 31, 2010 to each of the Company’s Directors (not reported as an NEO above) is set out in the following table:

Name of Director	Fees earned(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Patrick R. Cooke(3)	74,394	112,000	Nil	Nil	Nil	186,394
T. Barry Coughlan(4)	61,250	112,000	Nil	Nil	Nil	173,250
David Elliott	52,606	112,000	Nil	Nil	Nil	164,606
Wayne Kirk(5)	63,750	112,000	Nil	Nil	Nil	175,750
Joshua C. Ngoma	68,750	112,000	Nil	Nil	Nil	180,750
Gert J. Robbertze(6)	55,632	112,000	Nil	Nil	Nil	167,632
Walter Segsworth(7)	78,750	140,000	Nil	Nil	Nil	218,750
Ronald Thiessen(8)	50,000	140,000	Nil	Nil	Nil	190,000

Notes:

(1)

Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees and chairman fees as well as a per diem cash payment of $1,250 for payment to all directors, not employed by the Company, who are required to travel on company business outside of their domestic domicile.

(2)	The dollar amount based on the grant date fair value of the award for a covered financial year. The 2010 annual share option allotments to directors were granted on March 26, 2010.
(3)	Chairman audit and risk committee.
(4)	Chairman compensation committee.
(5)	Chairman nominating and governance committee.
(6)	Chairman of the technical committee, effective May 5, 2011.
(7)	Resigned as Chairman of the technical committee in March 3, 2011.
(8)	Chairman of the Board and Chairman of the executive committee.

Option Based Awards

The following table sets out all option-based awards outstanding as at December 31, 2010, for each director not reported as an NEO above:

	Option-based Awards
Name of Director	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m – d – y)	Value of unexercised in-the- money options(3) ($)
Patrick R. Cooke(1)	100,000	1.35	Jan. 14, 2014	160,000
	180,000	1.49	Apr. 12, 2014	262,800
	100,000	1.74	Mar. 26, 2015	121,000
	100,000	2.46	Mar. 11, 2016	49,000
T. Barry Coughlan(1)	100,000	1.35	Jan. 14, 2014	160,000
	270,000	1.49	April 12, 2014	394,200
	100,000	1.74	Mar. 26, 2015	121,000
	100,000	2.46	Mar. 11, 2016	49,000
David M.S. Elliott(1)	100,000	1.35	Jan. 14, 2014	160,000
	180,000	1.49	Apr. 12, 2014	262,800
	100,000	1.74	Mar. 26, 2015	121,000
	100,000	2.46	Mar. 11, 2016	49,000

	Option-based Awards
Name of Director	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m – d – y)	Value of unexercised in-the- money options(3) ($)
Wayne Kirk(1)	100,000	1.35	Jan. 14, 2014	160,000
	210,000	1.49	Apr. 12, 2014	306,600
	100,000	1.74	Mar. 26, 2015	121,000
	100,000	2.46	Mar. 11, 2016	49,000
Joshua C. Ngoma(1)	100,000	1.49	Jul. 15, 2014	146,000
	100,000	1.74	Mar. 26, 2015	121,000
	100,000	2.46	Mar. 11, 2016	49,000
Gert J. Robbertze	100,000	1.74	Mar. 26, 2015	121,000
	100,000	2.46	Mar. 11, 2016	49,000
	100,000	1.35	Jan. 14, 2014	160,000
Walter T. Segsworth(1)	250,000	1.49	Apr. 12, 2014	365,000
	125,000	1.74	Mar. 26, 2015	151,250
	125,000	1.35	Jan. 14, 2014	200,000
Ronald W. Thiessen (2)	370,000	1.49	Apr. 12, 2014	540,200
	125,000	1.74	Mar. 25, 2015	151,250
	125,000	2.46	Mar. 11, 2016	61,250

Notes:

(1)

Subsequent to December 31, 2010, options to purchase 100,000 Common Shares at an exercise price of $2.46 per Common Share expiring March 11, 2016 were granted to Messrs. Cooke, Coughlan, Elliott, Kirk, Robbertze and Ngoma.

(2)	Subsequent to December 31, 2010, options to purchase 125,000 Common Shares at an exercise price of $2.46 per Common Share expiring March 11, 2016 were granted to Mr. Thiessen.
(3)

The value at December 31, 2010 is calculated by determining the difference between the closing price of the Company’s Common Shares at December 31, 2010 ($2.95/share) underlying the options on the TSX and the exercise price of both the vested and unvested options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all options vested (or earned) during the year ended December 31, 2010, for each director not reported as an NEO above:

Name	Option based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Patrick R. Cooke	34,866	Nil
T. Barry Coughlan	41,466	Nil
David Elliott	34,866	Nil
Wayne Kirk	37,066	Nil
Joshua C. Ngoma	14,333	Nil
Gert J. Robbertze	1,333	Nil
Walter Segsworth	40,333	Nil
Ronald Thiessen	54,217	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at the vesting date and the exercise price of the option.

PERFORMANCE GRAPH

Graph A compares the total cumulative return to a Shareholder who invested $100 in Common Shares of the Company on December 31, 2005 to December 31, 2010 with the total cumulative return on the S&P Toronto Stock Exchange (“TSX”) Gold Index.

Graph B represents the Executive payments over the period June 2006 to December 31, 2010.

Graph B

With Ferdi Dippenaar appointed (December 2005) as the President and CEO having a mandate to establish and grow the Company as a gold focused organization, he appointed an executive committee (5 members including himself) who were appointed full-time to the employment of Great Basin in mid 2006.

The focus of the executive during 2006 and 2007 was to formalize and finalize feasibility studies for both Hollister and Burnstone projects as well as securing the required licensing/permitting and funding needed to start a capital intensive mine construction phase at Burnstone.

Further to the above, significant executive time and focus was spent on “organizational establishment”, implementing business policies, processes and managing key constructs focused on constructing Burnstone during its capital phase as well as taking over “all operations” from Hecla, with whom the Company had an “earn-in” arrangement during Hollister’s trial mining phase, which meant increasing all business activities to support the build-up in trial production to approximately 120,000 ounces by 2011.

During 2008/9, the financial markets took significant strain as a result of the “world recession”. This meant that the cost of capital required to continue with construction and development work at both Hollister and Burnstone became excessively expensive. The Company re-worked its capital programs and implemented cost-saving measures to ensure not only survival, but continuation of the required capital programs. The cost saving measures implemented at executive level meant the following:

a reduction in executive staff, from nine to seven, which resulted in the workload being re- organized between the remaining executive members.

the base pay of the executives was not increased for the 2009 calendar year as well as no annual bonus being paid for 2008, instead stock options to the same monetary value were issued.

The executive focus during 2009/2010 was to finalize the construction phase at Burnstone with the completion of the major infrastructure (metallurgical plant and tailing facilities, vertical shaft connected to decline to support the handling of men, material and utility services) as well, steady the trial mining at Hollister with the focus on finalizing the EIS by Quarter 1 of 2012.

Focus during 2011 is to ensure that the Company progressively achieves one of its key strategic objectives to attain “producer” status, achieving approximately 220,000 gold ounces.

In an attempt to ensure market related compensation for the executive, the annual bonus component (“at risk pay”) was increased from paying an average 30% of annual base pay earned in a cash bonus subject to the individual’s performance evaluation , to implementing a range from 45% for Vice Presidents, 50% for the COO and CFO and 60% for the CEO.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the 2005 share option plan (the "Plan") which was initially approved by Shareholders on July 5, 2005. Amendments to the Plan were approved by the Shareholders on June 19, 2007 and the Plan was re-approved by Shareholders in 2008 as part of the three-year approval cycle set by the TSX. The Plan has been established to provide incentive to directors, executive officers, employees and the service providers of the Company to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with Common Shares issuable under all of the Company's other share compensation arrangements, must not at any time exceed 12.5% of the total number of issued and outstanding Common Shares.

In respect to the directors and executive officers the Company has adopted a policy in terms of which the pricing of share options is normally determined after the release of the Company’s annual financial results.

The pricing is based on a 5 day volume weighted average price of the Company’s Common Shares on the TSX and ensures that the options are priced after release of all material information to the market.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2010.

Equity Compensation Plan Information as at December 31, 2010

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders - (the 2005 Share Option Plan)	16,440,990	$1.75	35,310,899
Equity compensation plans not approved by security holders	–	–	–
Total	16,440,990	$1.75	35,310,899

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out in the following paragraph, to the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the common shares), or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2010, or has any interest in any material transaction in the current year.

On October 1, 2007, Tranter Gold (Pty) Ltd, the Company’s South African Black Economic Empowerment (“BEE”) partner through one of its subsidiaries (“Tranter”) borrowed CAD$28 million from Investec Bank Ltd. (“Investec”) to settle a portion of the purchase consideration of CAD$37 million borrowed by it to fund its BEE participation in the Company’s equity under the Mineral and Petroleum Resources Development Act (“MPRDA”). The purchase ultimately allowed Tranter to acquire 19,938,650 Common Shares of the Company, which currently represents approximately 4% of the Company’s outstanding share capital. The security for this loan included, amongst other items, a loan guarantee which required the Company (through certain of its subsidiaries), in the event of default by Tranter on any of its interest payments to Investec, at any time for the first four years, to guarantee not more than ZAR80 million (CAD$11,000,000) to Tranter in order to settle such interest payment obligations. The loan agreement with Investec requires Tranter to deposit cash into a margin call account if the underlying value of the Company’s Common Shares held by Tranter is less than the outstanding loan and accrued interest. The decrease in the price of the Company’s Common Shares since September 2008 triggered the requirement for a cash deposit into the margin account. Tranter defaulted on funding the shortfall in the margin call account and the Company was advised that Investec served Tranter with a notice of default in December 2008; however, a notice of foreclosure of Tranter’s loan has not been served on Tranter. In order to mitigate the risk to its BEE credentials under the MPRDA the Company negotiated an amendment to the loan guarantee agreement with Tranter and Investec during May 2010. The amendment inter alia provides for the Company’s Common Share trigger price to be reduced from ZAR19.10 (approximately CAD$2.30) to ZAR10.00 (approximately CAD$1.25) per share and the Company’s guarantee to be increased from ZAR80 million (CAD$11 million) to approximately ZAR140 million (approximately CAD$20 million). Mr. Ngoma, as a director and shareholder of Tranter, can be said to have an interest in a material transaction with respect to the Company. Accordingly, Mr. Ngoma abstains from voting on matters involving Tranter.

MANAGEMENT CONTRACTS

There are currently no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

In addition to the annual matters requiring Shareholder action which are described in detail above, namely the election of directors and the appointment of the auditors for the ensuing year, the Company is seeking Shareholder approval for the following two matters:

1.

To consider, and if thought fit, amend and approve the continuation of the Company’s 2005 Share Option Plan, as last amended June 19, 2007, (the “Plan”). The request for continuation is for the standard three year period permitted by TSX policies and the amendments provide the Board with authority to make some types of amendments without further approval (as described below). Assuming Shareholders provide this authority then the Board will implement the proposed amendments to the Plan to: (a) limit the issuance of Common Shares to independent directors under the Plan and all other Company share compensation arrangements to 1% of the total issued and outstanding Common Shares from time to time; (b) provide for withholding arrangements for taxes levied upon exercise of options; and (c) to provide for issuance and delivery of uncertificated Common Shares upon exercise of options under the Plan.

2.	To authorize management to provide cash incentives to secure the early exercise of outstanding in-the-money share purchase warrants to the extent of up to 5% of the exercise price of such warrants.

1.	Approval for Three Year Continuation of Share Option Plan

The Company has a share option plan dated for reference July 5, 2005, as amended June 19, 2007. The Plan was established to provide incentive to directors, management, employees and other key service providers to increase their proprietary interest in the Company and thereby encourage their efforts on behalf of the Company. Under the Plan, a number of shares equal to 12.5% of the outstanding shares of the Company from time to time are available for share incentive options to be granted at the discretion of the Company’s Board (or its compensation committee). As at April 30, 2011 there were options outstanding to purchase an aggregate of 20,931,607 Common Shares (approximately 4.6% of the current issued and outstanding Common Shares) leaving an aggregate of 35,874,344 Common Shares (approximately 7.9% of the current issued and outstanding Common Shares) available for grant of options.

Eligible Optionees

To be eligible for the issuance of a stock option under the Plan an optionee must either be a director, employee (including an officer), consultant or a company owned by an employee, director or a service provider consultant at the time the option is granted.

Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

Material Terms of Plan as Currently Constituted

The material terms of the Plan provide that:

  Term: all options granted under the Plan expire on a date not later than 10 years after the issuance of such options. However, should the expiry date for an option fall within a trading Blackout Period (as defined in the Plan, generally meaning circumstances where sensitive negotiations or other like information is not yet public), then the option is deemed extended until nine (9) business days following the expiration of a Blackout Period;

  Exercise Price: all options under the Plan must be granted with an exercise price which is no less than the five day volume weighted average trading price (“VWAP”) at the date of grant. VWAP means the price at which the exercisable Common Shares can be acquired and is calculated by dividing the total value of the Common Shares traded for the relevant period on the TSX by the total volume of shares. Where appropriate, the TSX may exclude internal crosses and certain other special terms trades from the calculation;

  Unexercised Options: upon expiry of an option, or in the event an option is terminated without exercise for any reason (typically for terminating employees where the option is out-of-the- money), the number of Common Shares in respect of the expired or terminated option shall again be available for the purposes of the Plan;

  Increase to Common Share Reserve upon Exercise: upon exercise of options under the Plan, the number of Common Shares issued again become available for grant of options and the additional number of Common Shares issued increases the aggregate number of Common Shares available for reserve to reflect 12.5% of the increased number of issued and outstanding Common Shares;

  Insiders’ Options Limit: the maximum aggregate number of options that may be issued upon the exercise of stock options granted under the Plan to insiders of the Company (generally officers and directors) is 10% of the issued and outstanding Common Shares both a) at any given time and b) within a one year period, unless the Company has first obtained disinterested shareholder approval;

  Vesting and Ceasing to hold Office: Granted options are generally subject to set vesting dates, set by the Board upon grant of the option, and do not vest pro-rata over the vesting period. If the option holder ceases to be a director or officer or consultant of the Company or its subsidiaries or ceases to be employed by the Company or its subsidiaries (other than by reason of death or cause), as the case may be, then the option vested at the date of termination shall expire no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company or its subsidiaries, subject to the terms and conditions set out in the Plan; any options that have not vested expire immediately; and in the event of dismissal of the option holder from employment or service for cause, all options held by the option holder, whether or not vested at the date of dismissal, will immediately terminate without any right of the option holder to exercise any of the options;

  Optionee’s Estate Rights: in the case of the death of an optionee, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

  Non-Assignability: options granted pursuant to the Plan will be non-assignable;

  Cash Exercise Only: Common Shares which are issued upon the exercise of options granted under the Plan must be paid for in cash by the holder and the Company may not offer financial assistance in respect of the exercise of options;

  Amendments: certain amendments to the Plan can be effected by the Board however these changes are limited to typographical, grammatical or clerical corrections to the Plan; changes necessitated by new laws or consequent upon the requirements of other stock exchanges. The Board may also modify the vesting of any issued option, the termination date (but not extending it) and may add a cashless exercise feature.

Proposed Amendments to Share Option Plan

At a meeting of the Board on May 5, 2011, the Board has approved certain amendments to the Option Plan and authorized their implementation subject to Shareholders’ approval. The amendments include: (a) limiting the number of Common Shares issuable under option, or any other of the Company’s share compensation arrangements, to independent directors to 1% of the total issued and outstanding Common Shares of the Company, from time to time, unless it obtains approval of the disinterested shareholders (defined below) to exceed such limit; (b) concerning the implementation of procedures for withholding tax payments required by Canada Revenue Agency upon exercise of options; and (c) to make several housekeeping amendments, including changes to accommodate electronic trading and the issuance of uncertificated (i.e. electronic non-paper) shares.

In order to effect these amendments, the Board requires that Shareholders approve the following resolution allowing the Board to make certain types of amendments to the plan without further Shareholders approval:

“RESOLVED THAT Subject to the requirements of the TSX Policies and the prior receipt of any necessary Regulatory Approval, the Board may in its absolute discretion, and without shareholder approval, amend or modify the Plan or any Option granted as follows: it may make amendments which are of a typographical, grammatical or clerical nature; it may change the vesting provisions of an Option granted hereunder; it may change the termination provision of an Option granted hereunder which does not entail an extension beyond the original Expiry Date of such Option; it may add a cashless exercise feature payable in cash or Common Shares which provides for a full deduction of the number of underlying Common Shares from the Common Shares reserved hereunder; it may make amendments necessary as a result in changes in securities laws applicable to the Company; if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and it may make such amendments as reduce, and do not increase, the benefits of this Plan to Service Providers.”

Continuation of Share Option Plan

Under the rules of the TSX, a listed company with a stock option plan reserving a percentage of the issued and outstanding voting securities in its capital stock on a rolling basis, must obtain Shareholder approval to continuation of the plan at every third annual general meeting of its Shareholders. The Company’s Plan was last approved at the 2008 annual meeting, and therefore is now due for Shareholder approval under TSX policy. All previously allocated options will continue unaffected by approval or disapproval of the resolution. If Shareholders do not approve the continuation of the Plan, all previously granted options will not be available for re-allocation if the options are cancelled prior to the exercise.

A copy of the Plan, as amended, has been placed at www.sedar.com in connection with the Meeting, will also be sent to any Shareholder who requests a copy and will also be available for inspection at the Meeting. Terms which are not otherwise defined, are as defined in the Plan.

At the Meeting, Shareholders will be asked to vote on the following ordinary resolution, with or without variation:

“RESOLVED THAT The extension for a three year period of Company’s 12.5% rolling share option Plan, as disclosed in the Information Circular prepared for the Meeting, be and are hereby approved and that all currently available and unallocated options issuable pursuant to the Plan, as amended, are hereby approved and authorized for grant until June 7, 2014.”

The Board recommends that Shareholders vote in favour of the ordinary resolutions to amend and to continue the Plan.

An ordinary resolution is a resolution passed by a simple majority of the votes cast by all the Shareholders who voted in respect of that resolution at the Meeting either in person or by proxy. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the resolution.

2.	Authorization to Pay Warrant Exercise Incentive

The Company currently has issued and outstanding 19,568,481 Common Share purchase warrants (the “Warrants”) exercisable at a price of $1.25 per share, which the Company would like to see exercised well before their expiry date of December 12, 2011. Under TSX policies any incentive, regardless of type or amount, to be paid to holders of in-the-money warrants must be approved by Shareholders. Management seeks authority to provide incentive the warrant holders with fees of approximately 5% of the gross proceeds of the warrants to induce their early exercise. Management believes such payments would be in line with its cost of capital and raising alternative capital which would not be needed if the Warrants were exercised early. Incentive payments and expenses would accordingly not exceed $2 million (or approximately $0.08 per Warrant) in any event. Accordingly management seeks Shareholder approval to the following disinterested shareholders resolution:

“RESOLVED that the Company be authorized to pay early exercise incentives to holders of in-the-money warrants and related expenses to a maximum of up to $2 million in consideration of the immediate exercise of the Warrants.”

Management recommends that Shareholders vote in favour of the resolution. All Shareholders owning Warrants will not be included in the voting on this resolution. None of the Warrants are held by insiders of the Company.

The Board recommends that Shareholders vote in favour of the disinterested shareholder resolution to pay incentives to the warrant holders upon early exercise of their Warrants.

A disinterested shareholder resolution is a resolution passed by a simple majority of the votes cast by all the Shareholders who voted in respect of that resolution at the Meeting either in person or by proxy, excepting Shareholders who also hold Warrants. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the resolution.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2010, the report of the external auditor and related management discussion and analysis will be placed before the Meeting. Additional copies may be obtained free of charge from the Secretary of the Company upon request and will be available at the Meeting.

Copies of the Company’s most current annual information form, year end and interim financial statements and related management discussions and analyses, as well as additional information, may be obtained from SEDAR at www.sedar.com and upon request from Investor Services, Great Basin Gold Ltd, Ground Floor, 138 West Street, Sandton, South Africa, 2146, telephone: +27-11-301-1800 and fax: +27-11-301-1840 as well as on the Company’s website at www.grtbasin.com.

The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of the Company.

DATED at Sandton, South Africa, May 10, 2011.

BY ORDER OF THE BOARD

/s/ “Ferdi Dippenaar”

President and Chief Executive Officer
Great Basin Gold Ltd.